SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.      Type of security or securities.

             In connection with the issuance and sale by the Development Authority of Appling County (the "Appling Authority") of $67,000,000 Pollution Control Revenue Bonds (Georgia Power Company Plant Hatch Project), First Series 2001 (the "Appling Revenue Bonds"), the issuance and sale by the Development Authority of Coweta County (the "Coweta Authority") of $10,125,000 Pollution Control Revenue Bonds (Georgia Power Company Plant Yates Project), First Series 2001 (the "Coweta Revenue Bonds") and the Development Authority of Monroe County (the "Monroe Authority") of $48,720,000 Pollution Control Revenue Bonds (Georgia Power Company Plant Scherer Project), First Series 2001 (the "Monroe Revenue Bonds" and, together with the Appling Revenue Bonds and the Coweta Revenue Bonds, the "Revenue Bonds"), the Company issued the following:

             (a) promissory note dated July 10, 2001 in the principal amount of $67,000,000 (the "Appling Note"), evidencing the obligation of the Company to repay the Appling Authority's loan (the "Appling Loan") to it of the proceeds of the Appling Revenue Bonds,

             (b) promissory note dated July 10, 2001 in the principal amount of $10,125,000 (the "Coweta Note"), evidencing the obligation of the Company to repay the Coweta Authority's loan (the "Coweta Loan") to it of the proceeds of the Coweta Revenue Bonds, and



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             (c)    promissory note dated July 10, 2001 in the principal amount of $48,720,000 (the "Monroe Note"), evidencing the obligation of the Company to repay the Monroe Authority's loan (the "Monroe Loan") to it of the proceeds of the Monroe Revenue Bonds.

Item 2.      Issue, renewal or guaranty.

             Issue.

Item 3.      Principal amount of each security.

             See Item 1 hereinabove.

Item 4.      Rate of interest per annum of each security.

             Each of the Notes will bear interest at the rate or rates of interest borne by the corresponding series of Revenue Bonds.

             Initially, the Appling Revenue Bonds will bear interest from the date of their original issuance and delivery at a Long-Term interest rate of 5.0% per annum for a Long-Term Interest Rate Period ending July 1, 2016.

             Initially, the Coweta Revenue Bonds will bear interest from the date of their original issuance and delivery at a Long-Term interest rate of 5.25% per annum for a Long-Term Interest Rate Period ending July 1, 2031.

             Initially, the Monroe Revenue Bonds will bear interest from the date of their original issuance and delivery at a Long-Term interest rate of 5.25% per annum for a Long-Term Interest Rate Period ending July 1, 2031.

             The Company may from time to time change the method of determining the interest rate on any series of the Revenue Bonds to a Daily, Weekly, Commercial Paper or Long-Term Interest Rate.

Item 5.      Date of issue, renewal or guaranty of each security.

             July 10, 2001.

Item 6.      If renewal of security, give date of original issue.

             Not Applicable.



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Item 7.      Date of maturity of each security.


             The Appling Note    - July 1, 2016, subject to prepayment or prior
                                   redemption.

             The Coweta Note     - July 1, 2031, subject to prepayment or prior
                                   redemption.

             The Monroe Note     - July 1, 2031, subject to prepayment or prior
                                   redemption.



Item 8. Name of person to whom each security was issued, renewed or guaranteed.


             The Notes were issued in favor of the respective Authorities and assigned by each of them to The Bank of New York, as trustee (the "Revenue Bond Trustee") for the benefit of the holders of the respective series of Revenue Bonds.

Item 9.      Collateral given with each security, if any.


             None.

Item 10.     Consideration received for each security.


             The Company issued the Notes in consideration of the Loans aggregating $125,845,000 (the "Loans' Proceeds"), excluding the accrued interest received by the respective Authority upon its sale of its Revenue Bonds which will be applied to the initial payment of interest due thereon.

Item 11.     Application of proceeds of each security.

             The Loans' Proceeds have been deposited with the Revenue Bond Trustee and will be applied to the refunding redemptions of $10,000,000 outstanding 6 5/8% Development Authority of Appling County Pollution Control Revenue Bonds (Georgia Power Company Plant Hatch Project), First Series 1994; $57,000,000 outstanding 5% Development Authority of Appling County Pollution Control Revenue Bonds (Georgia Power Company Plant Hatch Project), First Series 1995; $10,125,000 outstanding Development Authority of Coweta County Pollution Control Revenue Bonds (Georgia Power Company Plant Yates Project), First Series 1998; $5,300,000 outstanding 6.25% Development Authority of Monroe County Pollution Control Revenue Bonds (Georgia Power Company Plant Scherer Project), First Series 1991; and $43,420,000 outstanding 6 3/4% Development Authority of Monroe County Pollution Control Revenue Bonds (Georgia Power Company Plant Scherer Project), Second Series 1994.


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Item 12.     Indicate by a check after the applicable statement below
             whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

               a. the provisions contained in the first sentence of Section 6(b)___

               b. the provisions contained in the fourth sentence of Section 6(b)___

               c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13.     Not Applicable.

Item 14.     Not Applicable.

Item 15.     If the security or securities are exempt from the provisions of
             Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

             Rule 52.


Date:  July 12, 2001                          GEORGIA POWER COMPANY



                                              By: /s/Wayne Boston
                                                   Wayne Boston
                                                Assistant Secretary